UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-15811

Costa Farms, LLC 401(k) Plan
(Exact name of registrant as specified in its charter)

Markel Group Inc.
4521 Highwoods Parkway Glen Allen, Virginia
(804) 747-0136
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests in the Costa Farms, LLC 401(k) Plan
(Title of each class of securities covered by this Form)

Common Shares, no par value per share, of Markel Group Inc.
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: None*

* The Costa Farms, LLC 401(k) Plan (the Plan) has terminated the option to invest in the fund consisting primarily of common shares, no par value per share, of Markel Group Inc. (Markel Group common shares), and all Plan balances invested in the fund consisting primarily of Markel Group common shares or related plan interests held under the Plan were transferred to another investment option. As a result, Markel Group common shares are no longer offered, sold or held under the Plan. Markel Group Inc. (the Company) filed a Post-Effective Amendment to the Registration Statement on Form S-8 (File No. 333-283268) (the Registration Statement) with the Securities and Exchange Commission to deregister any and all securities previously registered under the Registration Statement that remained unsold under the Plan, including related plan interests in the Plan. Accordingly, the Plan is filing this Form 15 to report the suspension of the Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended (the Exchange Act), including on Form 11-K. This Form 15 has no effect on the duty of the Company to file reports under Sections 13(a) or 15(d) of the Exchange Act with respect to Markel Group common shares.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

COSTA FARMS, LLC, as plan administrator of the
COSTA FARMS, LLC 401(k) PLAN

Date: August 1, 2025	By:	/s/ Arianna Cabrera de Oña
	Name:	Arianna Cabrera de Oña
	Title:	SVP, Chief People Officer and General Counsel
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